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                  Maxxim Medical to Acquire Circon Corporation

Maxxim Medical, Inc. (NYSE: MAM), and Circon Corporation (NASDAQ: CCON) announced that they have entered into a definitive agreement for Maxxim to acquire Circon. Under the terms of the agreement, Maxxim will commence a cash tender offer for all of the outstanding shares of Circon common stock at a net price of $15.00 per share. The total acquisition cost is approximately $205 million in cash and the assumption of approximately $38 million of outstanding debt. The Boards of Directors of both companies have approved the transaction. Donaldson, Lufkin & Jenrette advised Maxxim.

Completion of the tender offer is subject to certain conditions, including among others the tender of at least a majority of the outstanding shares of Circon and the expiration of the applicable waiting period under the Hart-Scott-Rodino Act.

Circon, with annual revenues of approximately $155 million, headquartered in Santa Barbara, CA, is a leading designer, manufacturer, marketer, and distributor of endoscopy systems for diagnosis and minimally invasive surgery.

"Circon is an excellent strategic fit for Maxxim and provides a unique opportunity to strengthen Maxxim's long term competitive position," said Ken Davidson, Maxxim's Chairman, President and Chief Executive Officer. "It should bring us an outstanding array of products and talented employees and should enhance our ability to compete in the healthcare marketplace."

Mr. Davidson added, "This transaction also adds important scale to our operations, offers cost synergies, expands our marketing capabilities, adds new customers and promotes higher levels of service. We expect this transaction to be accretive to Maxxim's earnings."

George Cloutier, President and Chief Executive officer of Circon, said, "The Maxxim/Circon transaction represents an opportunity for us to maximize shareholder value and allows for the preservation of Circon's identity as a world leader in endoscopy."

Mr. Cloutier continued, "Maxxim's decision to utilize Circon as a primary platform for substantial growth in diagnostic endoscopy and minimally invasive surgery is truly an exciting opportunity for our employees to participate as members of the Maxxim team."

Maxxim Medical is a major, diversified manufacturer, distributor and marketer of disposable specialty medical products such as custom procedure trays, medical gloves, electrosurgical systems and disposable products for use in cardiology, radiology and critical care. Maxxim has annual revenues of in excess of $500 million.

FORWARD LOOKING INFORMATION


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Certain statements in the release are "forward looking statements" within the meaning of the private litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors, that might affect such forward looking statement include, among other things, overall economic and business conditions, the demand for the Company's goods and services, competitive factors in the industries in which the Company competes, changes in government regulation and the timing, impact and other uncertainties of future acquisitions.




















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